SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August  2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTING ANNOUNCES
DATE FOR EXTRAORDINARY GENERAL MEETING
OF ITS SHAREHOLDERS
TO CONSIDER THE ACQUISITION BY PERMIRA AND KKR

Luxembourg – August 24, 2005 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it plans to hold the Extraordinary General Meeting of its shareholders to consider the proposed acquisition of SBS by an entity controlled by funds advised by Permira Beteiligungsberatung GmbH and funds advised by Kohlberg Kravis Roberts & Co. L.P. on October 3, 2005 in Luxembourg.  The record date for shareholders to vote at the Extraordinary General Meeting is August 24, 2005.  All shareholders of record at the close of business today will be entitled to vote at the Extraordinary General Meeting and any postponements or adjournments thereof.

SBS plans to mail to all persons who are shareholders of record on the record date a shareholders’ circular containing additional information regarding the proposed acquisition and matters to be considered at the Extraordinary General Meeting.  The shareholders’ circular will be mailed during the week of August 29 or soon thereafter.

Forward-Looking Statements

The statements in this press release regarding the expected date of the Extraordinary General Meeting and the timing for mailing of the shareholders’ circular are forward-looking.  The date for the Extraordinary General Meeting could be changed, and the timing for the mailing of the shareholders’ circular may change.  If the date for the Extraordinary General Meeting is changed then SBS will make an announcement.

About SBS Broadcasting S.A.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

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Contacts

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Chris Plunkett /Jon Lesko	Jeff Pryor
Brainerd Communicators	Pryor & Associates
Tel: +1 212 986 6667	Tel: +31 62 886 2545

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2005

SBS BROADCASTING S.A.

By:	/s/Markus Tellenbach
Name:	Markus Tellenbach
Title:	President and Chief Executive Officer